UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    72702Q102
                                 (CUSIP Number)


               Byrd F. Marshall, Jr., 201 E. Pine St., Suite 1200
                         Orlando, Florida (407) 843-8880
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   May 9, 2000
             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing the schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  72702Q102

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Magnetic Light Profits Limited
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         British Virgin Islands
--------------------------------------------------------------------------------
      Number of       7           Sole Voting Power
       Shares                     901,503
                      ----------------------------------------------------------
    Beneficially      8           Shared Voting Power
      Owned By                    0
                      ----------------------------------------------------------
        Each          9           Sole Dispositive Power
      Reporting                   901,503
                      ----------------------------------------------------------
       Person         10          Shared Dispositive Power
        With                      0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

         901,503
--------------------------------------------------------------------------------
12 Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
13       Percent Of Class Represented By Amount in Row 11

         9.0
--------------------------------------------------------------------------------
14       Type Of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1            SECURITY AND ISSUER:

                           This statement relates to the Class A Common Stock, $.01 par value per share of Planet Hollywood International, Inc. (the "Company"). The principal executive offices of the Company are located at 8669 Commodity Circle, Orlando, Florida 32819.

Item 2            IDENTITY AND BACKGROUND

                           This statement is being filed by Magnetic Light Profits Limited ("Magnetic"), a corporation organized under the laws of the British Virgin Islands. The principal business of Magnetic is investment holding. Magnetic's principal business address is c/o Unit 906, 9/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           As described below in Item 4 and Item 5, Magnetic purchased an aggregate 933,336 shares of New Common Stock (as defined below in Item 4) pursuant to a subscription agreement for Four Million Dollars ($4,000,000). The aggregate purchase price for the 101,500 shares of New Common Stock purchased by Magnetic in the public market was $301,609. The source of all funds used to purchase the New Common Stock was from Magnetic's working capital.

Item 4            PURPOSE OF TRANSACTION

                           On August 24, 1999, the Company announced that it had received notice of approval by holders of at least $160 million in principal of its Senior Subordinated Notes due 2005 (the "Notes") of a proposal ("Proposal") for a plan of reorganization of the Company in a case to be filed voluntarily by the Company for relief under chapter 11 of Title 11 U.S.C.

                           On October 12, 1999, the Company and twenty-five of its operating subsidiaries (the "Debtors") filed voluntary petitions commencing cases under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (Case No. 99-3612). The Debtors continued to operate their businesses as debtors-in-possession during such cases.

                           On November 8, 1999, the Debtors filed a Joint Plan of Reorganization and a proposed Disclosure Statement with the Bankruptcy Court which were supported by the Official Committee of Unsecured Creditors for the Debtors. Such documents were attached as Exhibit 99.1 and Exhibit 99.2, respectively, to the Company's Current Report on Form 8-K filed on November 15, 1999.

                           On December 13, 1999, the Debtors filed their First Amended Joint Plan of Reorganization (the "Plan") and First Amended Disclosure Statement (the "Disclosure Statement") with the Bankruptcy Court. A hearing on the confirmation of the Plan was held on January 20, 2000 and the Plan, as modified by the Confirmation Order, was confirmed by the Bankruptcy Court pursuant to an Order dated January 21, 2000 (the "Confirmation Order"). Copies of the Plan, the Disclosure Statement and the Confirmation Order were attached as Exhibits 2.1, 99.1 and 99.2, respectively, to the Company's Current Report on Form 8-K filed on February 4, 2000. Such Current Report included a summary of the material terms of the Plan and a discussion of the relevant cancellations and issuances of equity interests of the Company pursuant to the Plan. The Company's Annual Report on Form 10-K filed on April 11, 2000, also includes a discussion of the effects and consequences of the Plan, including pro forma financial statements.

                           The Plan became effective on May 9, 2000 (the "Effective Date").

                           As part of the Plan, and on the Effective Date, an investor group organized by Robert Earl, the Company's Chairman and Chief Executive Officer, invested a total of $30 million to acquire approximately 7 million of the 10 million shares of the new Company common stock (the "New Common Stock"). The New Common Stock consists of approximately 3.0 million shares of New Class A Common Stock and 7.0 million shares of New Class B Common Stock. The New Class B Common Stock is convertible into shares of New Class A Common Stock as described below. The investor group (the "New Money Investors") includes: (i) Kingdom Planet Hollywood, Ltd., a company organized under the laws of the Cayman Islands; (ii) the Holst Trust, a British Virgin Islands Trust U/A/D 9/10/00; (iii) Leisure Ventures Pte Ltd., a company organized under the laws of Singapore; (iv) Magnetic; and (v) Claudio Gonzalez, a director of the Company. The New Money Investors agreed that the Company would withhold up to 10% of the then outstanding New Common Stock (an aggregate 999,999 shares) in order to deliver such shares to certain celebrities and other third parties in consideration for their involvement with the Company, and that the New Money Investors would not be entitled to the return of any such shares. In accordance with the terms of the Plan, the New Money Investors exercise control over the Company through their ownership of approximately 60% of the New Common Stock.

                           Additional material features of the Plan, as it became effective on May 9, 2000 are as follows:

                           *        All of the Company's pre-existing
                                    securities, including the Company's old
                                    Class A common stock and its $250 million
                                    Senior Subordinated Notes due 2005 (and $32 million accrued interest thereon), were canceled and extinguished.

                           * Holders of the Company's Senior Subordinated Notes due 2005 received their pro-rata share of (a) $47.5 million cash, (b) $60 million new 10% Secured Deferrable Interest Notes due 2005 and (c) 2.65 million shares of the Company's New Class A Common Stock.

                           * The Company's general unsecured creditors will receive their pro-rata share of (a) $3.8 million cash and (b) $5.7 million new 10% Secured Deferrable Interest Notes.

                           * Holders of at least 5,450 shares of the Company's old common stock received their pro-rata share of new Warrants, exercisable for up to an aggregate 200,000 shares of the Company's New Class A Common Stock, at an exercise price of $65.50 per share until May 9, 2003.

                           * The Company obtained a $15 million working capital facility from The CIT Group/Business Credit, Inc., WLR Recovery Fund L.P. and certain other financial institutions.

                           * The Company obtained a $10 million standby term loan from Bay Harbour Management, L.C., as a backstop to the $15 million working capital facility. In partial consideration for making such loan commitment, the Company issued 350,001 shares of New Class A Common Stock and warrants to purchase 200,000 shares of New Class A Common Stock at an exercise price of $4.2857 per share until January 9, 2003.

                           * The Company's certificate of incorporation was amended and restated authorizing the Company to issue up to (a) 100 million shares of New Class A Common Stock, (b) 25 million shares of New Class B Common Stock and (c) 100 million shares of preferred stock. On the Effective Date, approximately
                                    3.0 million shares of New Class A Common
                                    Stock and 7.0 million shares of New Class B
                                    Common Stock were issued and outstanding.

                           * The Company's board of directors was replaced with seven directors, five of which were designated by the New Money Investors and two of which were designated by the creditors' committee. Three of the seven directors were directors prior to and during the Company's reorganization proceedings.

                           * The Company agreed to file a "shelf" registration statement with the SEC covering the resale of New Class A Common Stock issued or issuable to, the New Money Investors and certain other parties.

                           * The Company adopted two stock option plans, one for employees and independent contractors and one for celebrities, under which options issuable under the plans will be exercisable for the purchase of up to 1,000,000 shares of New Class A Common Stock.

                           In accordance with the terms of the Plan, and pursuant to the Company's restated certificate of incorporation and bylaws, all of the Company's directors will be elected by holders of the New Class B Common Stock, provided that (a) after the payment in full of all of the Company's obligations under its 10% Secured Deferrable Interest Notes, the holders of the New Class A Common Stock will be entitled to elect two directors and (b) at such time when there shall be no shares of New Class B Common Stock issued and outstanding, the holders of the New Class A Common Stock will be entitled to elect all of the Company's directors. The New Money Investors, as holders of the New Class B Common Stock, entered into voting agreements whereby they agreed to vote their shares initially in favor of the seven directors named in accordance with the Company's Plan. Until the Company's obligations under the Deferrable Interest Notes have been paid in full, the New Money Investors have agreed to vote their shares in favor of two directors nominated by holders of at least a majority in principal amount of the outstanding Deferrable Interest Notes. The voting agreements also provide that (a) a party holding more than 750,000 shares of New Common Stock shall be entitled to nominate a single candidate for election to the Company's Board of Directors and that all parties agree to vote in favor of any such properly nominated candidate, and (b) except as otherwise provided, the parties agree to vote on certain items, including the proposal to elect directors or to fill vacancies on the Board, amending the Company's restated certificate of incorporation or bylaws and removing officers or issuing securities, in accordance with the direction of Robert Earl, the Company's Chairman of the Board and Chief Executive Officer, provided that Mr. Earl is serving on the Board or as an executive officer.

                           The Plan and the Company's restated certificate of incorporation and bylaws also provide that upon the transfer of shares of the New Class B Common Stock (other than a transfer to a New Money Investor or an affiliate of such persons), such shares of New Class B Common Stock automatically convert into an equal number of shares of New Class A Common Stock. At that point when all issued and outstanding shares of the Company's New Class B Common Stock constitute 10% or less of all of the Company's issued and outstanding common stock, all such shares of New Class B Common Stock will automatically convert into an equal number of shares of New Class A Common Stock. All shares of New Class B Common Stock are also convertible, at the option of the holders of such shares, into an equal number shares of New Class A Common Stock at any time after payment in full of the Deferrable Interest Notes; provided, that such optional conversion must include all then outstanding shares of New Class B Common Stock. Shares of New Class B Common Stock that are converted into shares of New Class A Common Stock will be canceled and retired by the Company and may not be reissued. With regard to the $10 million standby term loan referenced above, until the maturity date of such loan, the lender has the right to convert any outstanding amount of the loan into shares of New Class A Common Stock, dollar for dollar, at $4.2857 per share.

                           The Company's restated bylaws also provide that for as long as the Deferrable Interest Notes are outstanding, the authorization of certain Company transactions require the affirmative vote of at least a majority of the Company's board of directors, including at least one of the directors appointed by
                           (a) holders of at least a majority in principal amount of our outstanding 10% Secured Deferrable Interest Notes, or (b) holders of the New Class A Common Stock.

                           In May, June and July 2000, Magnetic also purchased an aggregate 99,500 shares of New Common Stock in open market transactions. With respect to all of the New Common Stock currently owned by Magnetic, the purpose of purchasing those shares was to acquire the securities for investment purposes. Depending upon market conditions and other factors, in the future Magnetic may acquire additional shares of New Common Stock or dispose of all or a portion of the New Common Stock which Magnetic now owns or hereafter may acquire.

Item 5            INTEREST IN SECURITIES OF THE ISSUER

                           The following information concerning percentages of ownership of outstanding shares of New Common Stock is based on a total of 10,000,024 shares reported to be outstanding by the Company at May 9, 2000. Such shares consist of 3,000,001 shares of New Class A Common Stock and 7,000,023 shares of New Class B Common Stock (which is convertible into the same number of shares of New Class A Common Stock).

         Item 5(a) Pursuant to the Company's Plan, Magnetic purchased an aggregate 933,336 shares of New Class B Common Stock for Four Million Dollars. Of those shares, 133,333 have been withheld by the Company (the "Withheld Shares") in order to deliver such shares to certain celebrities and other third parties in consideration for their involvement with the Company. Magnetic is not entitled to the return of any of the Withheld Shares. During May, June and July 2000, Magnetic acquired an aggregate 101,500 shares of New Class A Common Stock in open market transactions.

                           Assuming all of the New Class B Common Stock is converted into shares of New Class A Common Stock, and excluding the Withheld Shares, Magnetic would own 901,503 of 10,000,024 issued and outstanding shares of New Class A Common Stock, or approximately 9.0%.

         Item 5(b) The number of shares of New Class A Common Stock as to which Magnetic, has (assuming that all of its shares of New Class B Common Stock are converted):

                           (i)      sole power to vote or to direct the vote:                 901,503
                           (ii)     shared power to vote or to direct the vote:                     0
                           (iii)    sole power to dispose or to direct the disposition of:    901,503
                           (iv)     shared power to dispose or to direct the disposition of:        0

         Item 5(c)         Not applicable.

         Item 5(d) As a result of distributions from Magnetic and as the largest shareholder of Magnetic, Star East Holdings Limited, may have the right to receive dividends from, or the proceeds from the sale of, securities held by Magnetic, including shares of the New Common Stock.

         Item 5(e)         Not applicable.


Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                           Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between Magnetic, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7            MATERIAL TO BE FILED AS EXHIBITS

                  1. First Amended and Restated Subscription Agreement between Magnetic and the Company

                  2. Debtors' First Amended Joint Plan of Reorganization dated December 13, 1999

                  3. Order confirming the Debtors' First Amended Joint Plan of Reorganization dated January 21, 2000

                  4. Amended and Restated Certificate of Incorporation of the Company

                  5.       Voting Agreement Among Stockholders (New Money
                           Investors)

                  6.       Voting Agreement Among Stockholders (Creditor
                           Directors)

                  7. Registration Rights Agreement between the Company, the New Money Investors and certain other parties referred to as "Note Holders" dated as of May 8, 2000

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 6, 2000


         MAGNETIC LIGHT PROFITS LIMITED

         Name:  /s/ CHAU MEI WAH, ROSANNA
              ------------------------------
         Title:      DIRECTOR
               -----------------------------

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned has made, constituted and appointed, and by these presents does hereby make, constitute and appoint Robert Earl and Mark S. Helm, Esq., each acting alone, the undersigned's true and lawful attorney-in-fact and agent, for the undersigned and in the undersigned's name, place and stead to execute, acknowledge, deliver and file any and all filings, reports or forms (the "Forms") required by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Schedules 13G, Form 3s, Form 4s, Form 5s and all amendments or supplements to the Forms, in connection with the undersigned's position or relationship with Planet Hollywood International, Inc. (the "Company"), hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

Dated as of:   July 6, 2000


                                                  MAGNETIC LIGHT PROFITS LIMITED

                                                  /s/ CHAU MEI WAH, ROSANNA
                                                  ------------------------------

                                                  Title:  DIRECTOR
                                                        ------------------------